Mail Stop 4561
via fax (305) 531-1274

October 09, 2008

Russell Smith, III
Chief Executive Officer
Ensurapet, Inc.
540 West Golden Circle
Suite 304
Santa Ana, CA 92705

> **Re: Ensurapet, Inc.**
> **Form 10-K and Form 10-K/A for the Year Ended December 31, 2007**
> **Filed on April 24, 2008 and April 25, 2008, respectively**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed on May 20, 2008**
> **File No.: 000-52279**

Dear Mr. Smith:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 17

1.   We note the report of the Company's independent registered public accounting firm does not opine on the Company's December 31, 2006 balance sheet or the

Russell Smith, III
Ensurapet, Inc.
October 09, 2008
Page 2

statements of operations, stockholders' equity and cash flows for the year ended December 31, 2006 and for the period from July 20, 2005 (inception) through December 31, 2007. Please amend your Form 10-KSB to include a revised opinion from your independent registered public accounting firm.

<u>Item 9A. Controls and Procedures, page 29</u>

2.   We note that you did not include the information required by Item 307 of Regulation S-K in your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q. Please amend your filings to include the necessary disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Smith, III
Ensurapet, Inc.
October 09, 2008
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comments.

          Sincerely,

          Kathleen Collins
          Accounting Branch Chief